

Mail Stop 3720

December 18, 2015

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

      Re: MDC Partners Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 2, 2015
              Response Dated December 15, 2015
              File No. 001-13718

Dear Mr. Doft:

We have reviewed your December 15, 2015 response to our comment letter and have the following comment. Please comply with this comment in future filings and confirm in writing that you will do so.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to the comment in our December 4, 2015 letter.

Goodwill and Indefinite-Lived Intangible, pages 50 - 51

1.   We note your response to comment 1 and your statement that you "adjust for risk in the estimates of future cash flows of each reporting unit" by "incorporating a spectrum of possible cash flows of each reporting unit from a market participant perspective." Please clarify your policy disclosures to reflect this response and include the following:

        •   on page 34, state that the expected cash flows used in the DCF analysis are based on the Company's most recent budget and forecasted growth rates adjusted by a cash risk premium from a market participant perspective.; and

- on page 51, disclose your methodology for determining the cash risk premium applicable to each reporting unit for the purpose of determining your risk-adjusted expected cash flows.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding the comment on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications